UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Fulgent Genetics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

359664109

(CUSIP Number)

Ming Hsieh

c/o Fulgent Genetics, Inc.

4399 Santa Anita Avenue

El Monte, California 91731

(626) 350-0537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Scott M. Stanton, Esq.

Melanie Ruthrauff Levy, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

3580 Carmel Mountain Road, Suite 300

San Diego, California 92130

(858) 314-1500

November 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Ming Hsieh
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO1
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole voting power 8,509,854[2]
	8	Shared voting power 220,816[3]
	9	Sole dispositive power 8,509,854[2]
	10	Shared dispositive power 220,816[3]
11	Aggregate amount beneficially owned by each reporting person 8,730,670
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 28.5%[4]
14	Type of reporting person (see instructions) IN

1 The shares of Common Stock of the Issuer (each as defined below) beneficially owned by Ming Hsieh were initially acquired by Mr. Hsieh, in his individual capacity and in his capacity as trustee of the Ming Hsieh Annuity Trust, established May 4, 2016 (the “Annuity Trust”) (a) with the personal funds of Mr. Hsieh and (b) upon completion of a reorganization transaction pursuant to which Fulgent Therapeutics LLC (“Fulgent Therapeutics”) became a wholly owned subsidiary of the Issuer (the “Reorganization”), which was completed on September 30, 2016, in connection with the Issuer’s initial public offering (the “IPO”) and which is described in the Issuer’s Registration Statement on Form S-1, as amended (File No. 333-213469), related to the IPO (the “Registration Statement”). On October 23, 2019, Mr. Hsieh transferred all of the shares of Common Stock of the Issuer held by the Annuity Trust to himself as an individual. On December 15, 2020, Mr. Hsieh transferred 7,895,115 of the shares of Common Stock of the Issuer beneficially owned by Mr. Hsieh to The Ming Hsieh Trust (the “Trust”). See Item 3 of this Schedule 13D for additional information. On November 7, 2022, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Fulgent Genetics, Inc. (“Fulgent Genetics”), FG Merger Sub, Inc. (“FG”), Fulgent Pharma Holdings, Inc. (“Fulgent Pharma”), and the stockholders listed therein, under which FG merged with and into Fulgent Pharma (the “Merger”), 786,987 shares of Common Stock of the Issuer were issued to Mr. Hsieh and The Hsieh Family Dynasty Trust, dated January 27, 2010 (the “Dynasty Trust”) with Fulgent Pharma being the surviving corporation following the Merger. See Item 3 of this Schedule 13D for additional information.

2 Consists of (i) 7,895,115 shares of Common Stock of the Issuer held of record by The Ming Hsieh Trust, of which Mr. Hsieh possesses sole voting and dispositive power as the trustee, of which 2,550,000 shares of Common Stock of the Issuer are pledged as security pursuant to pre-paid forward arrangements and 4,210,733 shares are pledged as collateral account for a credit facility, (ii) 608,789 shares of Common Stock of the Issuer held of record by Mr. Hsieh, (iii) 2,000 shares of Common Stock of the Issuer held of record by minor children under Uniform Transfers to Minors Act accounts, of which Mr. Hsieh possesses sole voting and dispositive power as the sole custodian of the accounts, and (iv) 3,950 shares of Common Stock of the Issuer subject to Restricted Stock Unit awards granted to Mr. Hsieh that will vest or settle within 60 days after November 1, 2024. This 3,950 shares of Common Stock presumes no shares are withheld for the purposes of withholding taxes.

3 Consists of 220,816 shares of Common Stock of the Issuer issued to the Dynasty Trust in connection with the Merger. Mr. Hsieh is the grantor of the Dynasty Trust and he and his spouse, Eva Hsieh, serve on the investment committee of the Dynasty Trust.

4 Calculated based on 30,586,811 shares of Common Stock of the Issuer outstanding as of November 4, 2024.

Item 1. Security and Issuer.

This amended and restated Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fulgent Genetics, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4399 Santa Anita Avenue, El Monte, California 91731.

Item 2. Identity and Background.

(a) This Statement is being filed by Ming Hsieh, (the “Reporting Person”) and the Reporting Person on behalf of “The Ming Hsieh Trust (the “Trust”).

(b) The business address of the Reporting Person and the Trust is c/o Fulgent Genetics, Inc., 4399 Santa Anita Avenue, El Monte, California 91731.

(c) The Reporting Person serves as Chief Executive Officer and Chairman of the Board of Directors (the “Board”) of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America. The Trust is organized in the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

7,760,733 shares of Common Stock of the Issuer beneficially owned by the Reporting Person were acquired (a) with the personal funds of the Reporting Person and (b) upon completion of the Reorganization. In the Reorganization, all of Fulgent Therapeutics’ Class D-1 preferred units were cancelled in exchange for shares of the Issuer’s Common Stock at a ratio of 7.6-for-1. The Reporting Person acquired 5,444,944 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 41,381,579 Class D-1 preferred units of Fulgent Therapeutics, and the Hsieh Trust acquired 1,315,789 shares of Common Stock of the Issuer in the Reorganization in exchange for the cancellation of 10,000,000 Class D-1 preferred units of Fulgent Therapeutics. In addition, the Reporting Person acquired 1,000,000 shares of Common Stock of the Issuer on October 4, 2016, in the Issuer’s IPO, for a per share purchase price equal to the public offering price of $9.00, or an aggregate purchase price of $9,000,000.00.

On June 12, 2017, the Reporting Person purchased 15,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $4.947 per share.

On June 13, 2017, the Reporting Person purchased 15,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.0127 per share.

On June 14, 2017, the Reporting Person purchased 7,300 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.1068 per share.

On June 15, 2017, the Reporting Person purchased 12,700 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $5.3503 per share.

On November 9, 2017, the Reporting Person purchased 11,520 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.4747 per share.

On November 10, 2017, the Reporting Person purchased 9,385 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.3461 per share.

On November 13, 2017, the Reporting Person purchased 7,704 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2798 per share.

On November 14, 2017, the Reporting Person purchased 2,800 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.3482 per share.

On November 15, 2017, the Reporting Person purchased 300 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2833 per share.

On November 16, 2017, the Reporting Person purchased 1,905 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2212 per share.

On November 17, 2017, the Reporting Person purchased 12,291 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.1618 per share.

On November 20, 2017, the Reporting Person purchased 7,259 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.2795 per share.

On November 21, 2017, the Reporting Person purchased 1,599 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.1253 per share.

On November 30, 2017, the Reporting Person, acting as the custodian for his minor child under a Uniform Transfers to Minors Act (“UTMA”) account, purchased 1,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.6042 per share.

On November 30, 2017, the Reporting Person, acting as the custodian for his minor child under a UTMA account, purchased 1,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.6042 per share.

On November 9, 2018, the Reporting Person purchased 10,000 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.361 per share.

On November 13, 2018, the Reporting Person purchased 10,880 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $3.5875 per share.

On March 5, 2019, the Reporting Person purchased 8,739 shares of the Issuer’s Common Stock in an open market transaction at a weighted average price of $4.9479 per share.

On October 23, 2019, the Reporting Person transferred 1,315,789 shares of Common Stock of the Issuer held by the Hsieh Trust to himself as an individual.

On December 15, 2020, the Reporting Person transferred 7,895,115 shares of Common Stock of the Issuer held by himself as an individual to the Trust.

On September 10, 2021, the Reporting person entered into a pre-paid forward contract with respect to 750,000 shares of Common Stock of the Issuer as described in that certain Form 4 filed with the SEC on September 13, 2021.

On June 8, 2022, the Reporting Person entered into a pre-paid forward contract with respect to 1,000,000 shares of Common Stock of the Issuer as described in that certain Form 4 filed with the SEC on June 10, 2022.

On September 14, 2022, the Reporting Person entered into a pre-paid forward contract with respect to 800,000 shares of Common Stock of the Issuer as described in that certain Form 4 filed with the SEC on September 16, 2022.

On November 7, 2022, the Reporting Person and the Dynasty Trust received 566,171 and 220,816 shares of Common Stock, respectively, pursuant to the Merger. At the effective time of the Merger, each issued and outstanding share of Fulgent Pharma preferred stock was converted into 0.02314 shares of Fulgent Genetics common stock, par value $0.0001 per share. Of the 566,171 shares of common stock issued to the Reporting Person in the Merger and 220,816 shares of Common Stock issued to the Dynasty Trust in the Merger, 266,908 shares and 104,098 shares, respectively, were held in escrow, and following the expiration of the indemnification periods set forth in the Merger Agreement, were issued pro rata to the Reporting Person and the Dynasty Trust in accordance with the terms of the Merger Agreement. The Reporting Person disclaims any beneficial interest in the Dynasty Trust except with respect to any pecuniary interest therein.

On February 23, 2023, 7,616 shares of Common Stock vested pursuant to certain performance milestones for performance-based restricted stock units (“RSUs”) granted on August 1, 2022. 2,625 shares of Common Stock were withheld for the payment of withholding taxes.

On August 1, 2023, 10,000 shares of Common Stock vested pursuant to issued and outstanding RSUs. 4,783 shares of Common Stock were withheld for the payment of withholding taxes.

On August 21, 2023, the Reporting Person terminated a pre-paid forward arrangement with respect to 750,000 shares of Common Stock and entered into a pre-paid forward arrangement with respect to 750,000 shares of Common Stock, each as reported on that certain Form 4 filed with the SEC on August 23, 2023.

On November 1, 2023, 2,500 shares of Common Stock vested pursuant to issued and outstanding RSUs. 1,309 shares of Common Stock were withheld for the payment of withholding taxes.

On February 1, 2024, 2,500 of Common Stock shares vested pursuant to issued and outstanding RSUs. 1,094 shares of Common Stock were withheld for the payment of withholding taxes.

On February 23, 2024, 15,798 shares of Common Stock vested pursuant to issued and outstanding RSUs. 8,667 shares of Common Stock were withheld for the payment of withholding taxes.

On February 26, 2024, 13,090 shares of Common Stock vested pursuant to certain performance milestones for performance-based RSUs granted on February 28, 2022. 6,997 shares of Common Stock were withheld for the payment of withholding taxes.

On February 26, 2024, 20,679 shares of Common Stock vested pursuant to certain performance milestones for performance-based RSUs granted on February 23, 2023. 11,053 shares of Common stock were withheld for the payment of withholding taxes.

On March 8, 2024, the terminated a pre-paid forward arrangement with respect to 1,000,000 shares of Common Stock and entered into a pre-paid forward with respect to 1,000,000 shares of Common Stock each as reported on that certain Form 4 filed with the SEC on March 12, 2024.

On May 1, 2024, 2,500 shares of Common Stock vested pursuant to issued and outstanding RSUs. 1,337 shares of Common Stock were withheld for the payment of withholding taxes.

On May 23, 2024, 3,949 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,111 shares of Common Stock were withheld for the payment of withholding taxes.

On August 1, 2024, 2,500 shares of Common Stock vested pursuant to issued and outstanding RSUs. 1,337 shares of Common Stock were withheld for the payment of withholding taxes.

On August 23, 2024, 3,949 shares of Common Stock vested pursuant to issued and outstanding RSUs. 2,313 shares of Common Stock were sold on August 27, 2024 in connection with this vesting in multiple transactions at prices ranging from $22.72 to $22.915, inclusive, to cover withholding taxes.

On November 1, 2024, 2,500 shares of Common Stock vested pursuant to issued and outstanding RSUs. 1,337 shares of Common Stock were withheld for the payment of withholding taxes.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Person holds the shares of Common Stock reported in this Statement for general investment purposes. The Reporting Person may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in the Reporting Person’s capacity as Chief Executive Officer and Chairman of the Board of the Issuer or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Person intends to review his ownership of Common

Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities or securities derived of, exercisable for or convertible into the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 8,730,670 shares of Common Stock of the Issuer, representing 28.5% of all of the outstanding shares of Common Stock of the Issuer.

The percentage set forth in this Item 5(a) is based on 30,586,811 shares of common stock outstanding as of November 4, 2024.

(b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 8,509,854 shares of Common Stock of the Issuer as of and within sixty (60) days after November 1, 2024 the Reporting Person has shared power to vote or direct the vote or dispose or direct the disposition of zero shares of Common Stock. The Reporting Person is a member of the investment committee of the Dynasty Trust and as such, shares voting and dispositive power of the shares issued to the Dynasty Trust.

(c) Except as otherwise set forth in this Statement, no transactions in the shares of Common Stock of the Issuer have been effected by the Reporting Person in the last sixty (60) days.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in footnote 2 of Box 7 of the cover page of this Schedule 13D/A is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated as of December 22, 2020, by and among Mr. Hsieh and the Trust

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2024 /s/ Ming Hsieh

Ming Hsieh

THE MING HSIEH TRUST

/s/ Ming Hsieh

By: Ming Hsieh, Trustee